Exhibit 3.2

BOARD RULES

OF

HEAR.COM N.V.

dated [●], 2021

Article 18.1 of the articles of association (“Articles of Association”) of hear.com N.V. (the “Company”) provides that the board of directors of the Company (the “Board”) may establish board rules (“Rules”) relating to the organization and responsibilities of the Board.

The Board has adopted these Rules on the date set out on the cover page of these Rules. Capitalized terms used but not defined in these Rules shall have the meaning ascribed thereto in the Articles of Association.

The Board may amend these Rules, with exception of article 3.1, at any time by simple majority decision at any Board meeting physically held in the Netherlands. Article 3.1 of these Rules can only be amended by the Board if prior to such a decision, a decision is made by the Board to transfer the place of effective management outside the Netherlands.

1.	Responsibilities of the Board

1.1.	The Board directs and oversees the management of the business and affairs of the Company in a manner consistent with the best interests of the Company and its shareholders, and also in accordance with applicable laws and regulations. In this oversight role, the Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the general meeting of shareholders of the Company. The Board selects and oversees the members of senior management who are charged by the Board with conducting the business of the Company.

1.2.	The Board shall consist of nine Directors, of which two will be Executive Directors and seven Non-Executive Directors. The Board shall appoint one of its Non-Executive Directors as Chairperson to chair meetings of the Board. The Chairperson shall be a person who is able to attend Board meetings physically held in the Netherlands. The Board may appoint one or more of its Non-Executive Directors as Vice-Chairperson of the Board for such period as the Board may decide. If the Chairperson is absent or unwilling to take the chair, a Vice-Chairperson shall be entrusted with such duties of the Chairperson entrusted to him by the Board. If no Chairperson has been appointed or if the Chairperson is absent or unwilling to take the chair, a meeting of the Board shall be presided over by a Vice-Chairperson or, in the event of his or her absence or unwillingness to take the chair, by a member of the Board or another person present designated for such purpose by the meeting. The Chairperson may not be a former Executive Director. The Board may grant other titles to individual Executive Directors and officers of the Company, including the titles of CEO and chief financial officer. The function of CEO could also be fulfilled by two co-CEOs. In that case, both co-CEOs are individually authorized to perform all acts and duties that are allocated to the function of CEO.

1.3.	If the Chairperson is not an independent Director (as determined in accordance with the NASDAQ listing rules), the Board shall designate one of the independent Directors to serve as lead independent Director. If the Board elects a lead independent Director, it will preside over meetings of our independent Directors, coordinate activities of the independent Directors and serve as liaison to the Chairperson, oversee the self-evaluation of the Board and its committees, be available for consultation communication of Directors with shareholders as deemed appropriate, and perform such additional duties as the Board may otherwise determine and delegate.

1.4.	The strategy of the Company is the responsibility of the Board. Material matters with respect to the strategy of the Company (“Strategic Matters”), shall always require a resolution of the Board. The Board shall enact a list of reserved matters that are in any event considered Strategic Matters.

(1)

1.5.	The day-to-day management of the Company is the responsibility of the Executive Directors. In accordance with article 17.3 of the Articles of Association and Section 2:129a paragraph 3 of the Dutch Civil Code, the Executive Directors can lawfully adopt resolutions (rechtsgeldig besluiten) concerning any matters relating to the day-to-day management of the Company (“Non-Strategic Matters”). Paragraphs 3.6 and 8 of these Rules shall apply correspondingly to such resolutions relating to Non-Strategic Matters, provided that if the Executive Directors are not able to reach a decision unanimously they shall refer it to the Board which will decide the matter.

1.6.	The Non-Executive Directors have the responsibility to supervise the performance of the Executive Directors. In addition, the Non-Executive Directors shall monitor the effectiveness of the Company’s internal risk management and control systems and the integrity and quality of its financial reporting. It is also the responsibility of the Non-Executive Directors to determine the remuneration of the Executive Directors and to nominate candidates for the Director appointments.

1.7.	The Board may determine an allocation of responsibilities among Directors or a committee of Directors, provided that (i) Non-Executive Directors shall not be involved in the day-to-day management of the business of the Company; and (ii) the responsibility to supervise the performance of the Executive Directors shall be vested in the Non-Executive Directors.

2.	composition and suitability criteria of the board

2.1.	The composition of the Board shall satisfy the criteria as set out under clause 1 (Composition and Suitability Criteria of the Board) of the Company’s Board Profile.

2.2.	If any of those criteria is not met, the Board will remain validly constituted and operational. In such case, however, the Board shall endeavor to meet any unsatisfied criteria as soon as practicable.

2.3.	Periodically, the Board shall review a succession plan for the executive officers (as defined by Section 16 of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”)). The succession plan should include, among other things, an assessment of the experience, performance and skills for possible successors to the Executive Directors, including the Company’s CEO.

3.	board meetings

3.1.	Time and Place of Meetings

Meetings of the Board shall be held in the Netherlands, but may take place at such other location as the Board, the Chairperson or the CEO may decide. The person or persons authorized to call Board meetings may establish the date, time and place of any such meeting.

The Board shall ensure that every calendar year, a majority of the Board meetings, with a minimum of four, are held in the Netherlands and that at these meetings a majority of the total number of Directors in office is physically present.

(2)

3.2.	Notice of Meetings

Notice of each Board meeting shall be given by the Chairperson, the CEO or the company secretary (the “Secretary”) (on behalf of the Chairperson or the CEO) to each Director. The notice of the meeting shall state the date, time and place of the meeting and the business expected to be considered at the meeting.

Notice of regular meetings shall be given at least seven calendar days before the date of the meeting. Notice of urgent meetings shall be given at least 24 hours prior to the meeting. Any such notice period may be shortened at the discretion of the Chairperson or the CEO. A meeting of the Board may be held at any time without notice if all the Directors are present or if those not present waive notice either before or after the meeting.

Notice of each meeting of the Board shall be given either by postal delivery, courier service, electronic mail or other similar transmission. If sent by postal delivery or courier service, such notice shall be deemed timely delivered when the notice is delivered to the postal or courier service at least 24 hours before the first day of the required period of notice. If by electronic mail or other similar transmission, such notice shall be deemed timely delivered when the notice is transmitted.

3.3.	Agenda for Meetings

The Chairperson, in consultation with the CEO, shall establish the agenda for each meeting of the Board. Each Director may suggest the inclusion of items of business on the agenda to the Chairperson.

When convening a Board meeting outside of the Netherlands, the Board shall take into account that only Non-Strategic Matters should be on the agenda, unless it is absolutely necessary to make a Strategic Matter decision during (or outside of) a Board meeting outside of the Netherlands.

3.4.	Meeting Materials

Information which is material to the understanding of the items of business to be considered at a Board meeting shall generally be distributed to Directors in advance of the meeting to allow reasonable time for review prior to the meeting. In exceptional circumstances, the distribution of such materials prior to a meeting may not be practicable or advisable.

3.5.	Participation and Representation at Meetings

Directors may participate in a Board meeting by means of telephone, video or electronic conference or other appropriate communications equipment, provided that all Directors participating in the meeting can hear, and be heard by, one another, and participation in a meeting in such a manner shall constitute presence in person at such meeting, and provided that such meetings are initiated from the Netherlands and at least a majority of the Directors participating in the meeting is physically present. Save in exceptional circumstances, Directors who are not physically present in the Netherlands shall not vote when a Strategic Matter is discussed.

A Director may be represented at a meeting of the Board only by another Director duly authorized, and such authorization shall constitute presence by power of attorney at such meeting, provided that such other Director is physically present at the Board meeting in the Netherlands.

(3)

3.6.	Board Resolutions

The Board shall adopt resolutions by simple majority of the votes cast by the Directors present or represented at the meeting. At Board meetings, each Director shall be entitled to cast one vote. Blank votes shall be considered null and void. Directors who have a Conflict of Interest (as defined below) shall not be considered present or represented at the meeting for the agenda item for which they have a Conflict of Interest.

In the event the votes are tied, the Chairperson shall have a casting vote. Save for exceptional circumstances, such a casting vote shall, in relation to Strategic Matters, only be exercised during board meetings physically held in the Netherlands. If the Chairperson will not be present at a board meeting physically held in the Netherlands, the Chairperson can, prior to the meeting, assign the casting vote to another Director who will be physically present in the Netherlands.

Resolutions with respect to Strategic Matters shall only be made at Board meetings that are physically held in the Netherlands, unless it is absolutely necessary to make such decision at a Board meeting outside of the Netherlands. Resolutions with respect to Strategic Matters may, by way of exception and in case it is absolutely necessary, also be passed outside a formal meeting of the Board, provided this is done in writing and that none of the Directors objected to adopting resolutions in this manner. If a decision with respect to a Strategic Matter is made outside a formal Board meeting physically held in the Netherlands, the minutes shall reflect why it was absolutely necessary to make such a decision outside a formal Board meeting in the Netherlands. The Board shall confirm decisions with respect to a Strategic Matter made outside a formal Board meeting during the next Board meeting physically held in the Netherlands, notwithstanding that any such resolution shall be considered validly passed already before such confirmatory resolution of the Board.

Resolutions with respect to Non-Strategic Matters may be passed by the Executive Directors, provided that none of the Directors objected to adopting resolutions in this manner. If the Executive Directors adopt any resolutions in writing, they must inform the other Directors thereof within a reasonable time, including by providing the Non-Executive Directors with copies of any written resolutions and by providing the Non-Executive Directors with such information as required for the Non-Executive Directors to make a reasonable assessment of the matters resolved upon. The Board shall confirm any resolutions relating to a Non-Strategic Matter, including any such resolutions that are adopted in writing, during the next Board meeting physically held in the Netherlands, notwithstanding that any such resolution shall be considered validly passed already before such confirmatory resolution of the Board. The authority of the Executive Directors to pass resolutions with respect to Non-Strategic Matters does not prevent the Board from adopting resolutions on any Non-Strategic Matters and any such resolutions of the Board shall govern over decisions of the Executive Directors.

3.7.	Observer attendance

The Board shall have the right to appoint persons to act as observer at (i) Board meetings; and (ii) Board committee meetings. Any such Board observers may raise questions and provide suggestions to the Board, but shall not have any vote at Board meetings.

(4)

Each Board observer shall be provided with the same information as provided to the Board members in connection with any Board meeting or Board committee meetings, but the Board may restrict the provision of information to a Board observer or exclude them from certain parts of a Board or Board committee meeting.

3.8.	Records of Meetings and Resolutions

The Secretary or, in his or her absence, any person designated by the Chairperson shall act as secretary of any meeting of the Board. The minutes of Board meetings shall be confirmed by the Chairperson and by the Secretary, signed by them and kept in the Company’s records. Any resolutions adopted by the Board outside a formal meeting shall be documented by the Secretary and kept in the Company’s records in the Netherlands.

4.	board committees

4.1.	The Board shall have an audit committee and a compensation committee, and such other permanent and ad hoc committees as the Board deems fit from time to time. The Board shall remain responsible for its decisions and resolutions even if they have been prepared by one of the committees.

4.2.	The audit committee shall be responsible for setting material thresholds and guidelines for and overseeing all material related-person transactions.

4.3.	The Board shall prepare charters governing the respective committee’s organization and responsibilities. The composition of each committee is described in the charter of the relevant committee and each committee member must satisfy the membership requirements set forth in the relevant committee charter, and the applicable rules of the U.S. Securities and Exchange Commission (“SEC”) and listing rules of the NASDAQ. A director may serve on more than one committee.

4.4.	If reasonably possible, the committees shall hold their meetings in the Netherlands. In any event, a committee shall not hold more meetings per calendar year in a single jurisdiction other than the Netherlands than in the Netherlands.

4.5.	Each committee shall report regularly to the Board summarizing the committee’s actions and any significant issues considered by the committee or any recommendations to the Board. The Board shall regularly review and discuss the reports received from each of its committees.

4.6.	At least once per year, outside the presence of the Executive Directors, the Non-Executive Directors shall evaluate (i) the functioning of the committees of the Board, (ii) the functioning of the individual Non-Executive Directors within the committees and (iii) both the functioning of the Board as a whole and that of the individual Directors, and shall discuss the conclusions that are attached to the evaluation.

4.7.	If specific clauses in a committee charter conflict with this article 4, the committee charter shall take precedence.

(5)

5.	nominations and succession planning

5.1.	The Non-Executive Directors shall organize the nomination process for Directors and the Board’s succession planning, including:

a)	preparing the selection criteria and appointment procedures for directors (Executive and Non-Executive Directors);

b)	periodically assessing the size and composition of the Board;

c)	periodically assessing the performance of individual Directors;

d)	preparing a succession plan for the Board; and

e)	making proposals for appointments and reappointments and monitoring the Board’s selection criteria and appointment procedures for senior management.

6.	Induction program and permanent education

6.1.	All Directors shall follow an induction program tailored to their role, covering the governance and regulatory environment of the Company, financial reporting by the Company, specific aspects that are unique to the Company, its business and its general financial, social and legal affairs, the Company’s corporate culture and the responsibilities of a Director and the Board.

6.2.	The Board holds an evaluation once a year to identify specific areas where Directors benefit from further training and education.

7.	secretary

7.1.	The Board may be assisted by a Secretary.

7.2.	The Secretary shall be appointed and dismissed by the Board pursuant to a proposal by the Chairperson.

7.3.	The Secretary shall be primarily responsible for: (i) ensuring that the functioning of the Board complies with the applicable legislation, regulations, the Articles of Association and the rules and regulations issued pursuant thereto; (ii) assisting the Chairperson with logistical matters connected with the Board (information, agendas, evaluations, etc.); (iii) facilitating the provision of information to the Board; and (iv) organizing the induction, education and training program.

8.	Conflict of interest

8.1.	A Director shall promptly report any matter in relation to which he or she has a direct or indirect, actual or potential personal interest which is in conflict with the interests of the Company (“Conflict of Interest”), including transactions that involve a Director's spouse, registered partner or other life companion, foster child or any relative or in-law up to the second degree (“Family Members”) to the Chairperson (or to another Non-Executive Director in case of the Chairperson) and shall provide all relevant information concerning such transaction and Conflict of Interest.

8.2.	The determination whether a Director has a Conflict of Interest shall primarily be the responsibility of that Director. However, in case of debate, that determination shall be made by the Board without the Director concerned being present. In addition, the Board as a whole may determine that there is such a strong appearance of a Conflict of Interest of a Director in relation to a specific matter, that it would be inappropriate for such Director to participate in discussions and the decision making process with respect to such matter.

(6)

8.3.	A Director shall not participate in discussions and decision making with respect to a matter in which he or she has a Conflict of Interest. If, as a result thereof, no resolution can be passed by the Board, the resolution may nevertheless be passed by the Board as if none of the Directors has a Conflict of Interest.

8.4.	All transactions, where there is a Conflict of Interest, must be concluded on arms’ length terms that are customary in the sector or industry concerned and approved by the Board.

8.5.	The Company shall not grant its Directors or any of their Family Members any personal loans, guarantees or similar financing arrangements.

9.	relationship with the external auditor

9.1.	The Board shall facilitate that the external auditor receives all information that is necessary for the performance of its work in a timely fashion. The Board shall give the external auditor the opportunity to respond to the information that has been provided.

9.2.	The Board, or the audit committee on its behalf, shall nominate the external auditor to the general meeting of shareholders for the external auditor’s appointment and dismissal. The main conclusions regarding such nomination and the outcome of the selection process of the external auditor shall be communicated to the general meeting.

9.3.	The external auditor's engagement to audit the Company's financial statements shall be subject to the approval of the Board (which authority may be delegated to the Board’s audit committee).

10.	risk management and internal controls

10.1.	The Executive Directors shall:

a)	identify and analyze the risks associated with the Company's strategy and its activities;

b)	establish the Company's risk appetite; and

c)	ensure that measures are put in place in order to counter the risks being taken by the Company.

10.2.	Based on their risk assessment, the Executive Directors shall design, implement and maintain adequate internal risk management and control systems (the “Internal Controls”).

(7)

10.3.	The Executive Directors shall monitor, and continuously improve, the operation of the Internal Controls. At least annually, the Executive Directors shall carry out a systematic assessment of the design and effectiveness of the Internal Controls, considering in any event:

a)	the material control measures relating to strategic, operational, compliance and reporting risks;

b)	observed weakness in the Internal Controls;

c)	reports of misconduct and irregularities within the Company’s organization, including reports from whistle blowers; and

d)	lessons learned and other finding from the external auditor.

10.4.	The Executive Directors shall review and discuss the effectiveness of the design and operation of the Internal Controls with the audit committee, and discuss such review with the Non-Executive Directors. This review shall include:

a)	any identified material failings in the Internal Controls; and

b)	any material changes made to, and any material improvements planned for, the Internal Controls.

10.5.	The Executive Directors shall inform the Chairperson without delay of any signs of actual or suspected material misconduct or irregularities within the Company and its business.

10.6.	The Executive Directors shall ensure that the audit committee shall have:

a)	sufficient resources to prepare and execute the Company’s internal audit plan;

b)	access to information that is important for the performance of the tasks and duties allocated to the audit committee; and

c)	direct access to the external auditor.

10.7.	If and to the extent the Company has no internal audit department, the Board shall assess at least annually whether adequate alternative measures have been taken, also taking into account any recommendations by the audit committee, and it shall consider whether it is necessary to establish such an internal audit department.

11.	GENERAL meeting of shareholders

11.1.	General meetings of shareholders shall be held in the municipality where the Company has its statutory seat, Amsterdam, Rotterdam, The Hague, Eindhoven or the municipality Haarlemmermeer (including Schiphol Airport), and shall be called by the Board or the Chairperson.

11.2.	The Chairperson shall set the agenda for any General Meeting of shareholders. The Board shall provide the General Meeting of shareholders with any information it may require concerning an item on the agenda, unless this would be contrary to an overriding interest of the Company.

11.3.	The Board is responsible for the corporate governance structure of the Company and must give account to the General Meeting of shareholders in relation to such structure.

(8)

12.	independence and related party conflicts

12.1.	Each Director shall from time to time assess whether anything has changed since the date of his or her appointment as a Director with respect to (i) the determination that he or she is independent under (A) Dutch Corporate Governance Code (as published on 8 December 2016 and as became effective as per 1 January 2017) (the “DCGC”) ; (B) the requirements of Rule 10A-3 under the Exchange Act and the rules of the SEC; and (C) the NASDAQ listing rules; and (ii) the determination that he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that as at the date of the first adoption of these Rules, Auris Luxembourg III S.à r.l. and its Affiliates (excluding the Company and its direct and indirect subsidiaries) are considered to be a significant shareholder. For purposes of this provision, (i) “Affiliate” shall mean a legal entity that is directly or indirectly, owned or controlled by, or owning or controlling, or under common control with Auris Luxembourg III S.à r.l., but such legal entity shall be deemed to be an Affiliate only so long as such ownership or control exists and “control“ of a legal entity shall mean to have, directly or indirectly, the power to direct or cause the direction of the management and policies of a legal entity, whether (i) through the ownership of voting securities entitling to the right to elect or appoint, directly or indirectly, the majority of the board of directors, or a similar managing authority; (ii) by contract; or (iii) otherwise.

12.2.	Each Director shall from time to time inform the Board through the Chairperson or the Secretary as to all material information regarding any circumstances or relationships that have not previously been disclosed, or are otherwise not known, to the Board and that may impact their characterization as “independent,” or impact the assessment of their interests. Based on each Director’s assessment described above, the Board shall make a determination annually regarding (i) whether such Director is “independent” under the DCGC and the applicable rules of the Exchange Act, SEC rules and the listing rules of the NASDAQ; and (ii) whether such Director has a Related-Party Conflict.

12.3.	Each Director shall promptly inform the Chairperson (or another Non-Executive Director in the case of the Chairperson) of any change in circumstances that is material to such determination.

13.	miscellaneous

13.1.	By adopting these Rules, each Director confirmed that he or she will comply with his or her obligations under the Articles of Association, these Rules, the Company’s insider trading policy and any other applicable Company policies that were provided to the Directors. On their appointment to the Board, new Directors shall receive copies of the Articles of Association, these Rules, the Company’s insider trading policy and any other applicable Company policies and be requested to confirm in writing that he or she will comply with his or her obligations thereunder.

13.2.	Each Director shall treat all information and documentation received in connection with his or her position as a Director of the Company with the appropriate discretion and, in the case of confidential information, with the required confidentiality.

(9)

13.3.	Each Director will annually provide the Board, with an overview of any other board positions and other official functions they have, which will be discussed at an annual Board meeting. Retirements and new appointments will be disclosed to the Chairperson and, to the extent applicable, the Secretary as soon as practically possible with details about the position or function.

13.4.	If a Director takes on another board position or function, he or she shall ensure that he or she will still able to fulfil his or her responsibilities as a Director of the Company.

13.5.	Save as otherwise provided in the Articles of Association or by applicable law, the Board may, as the circumstances may require, at its discretion decide to deviate from these Rules.

13.6.	The expression “in writing” as used in these Rules shall include any message transmitted by letter, by fax, by e-mail, or by a legible and reproducible message otherwise sent, including by electronic means.

14.	Governing law and jurisdiction

14.1.	These Rules shall be governed by and construed in accordance with the laws of the Netherlands.

14.2.	The courts of Amsterdam, the Netherlands, shall have exclusive jurisdiction over any disputes arising from or in connection with these Rules, including any dispute regarding the existence, validity or termination of these Rules.

(10)